GIBSON, DUNN & CRUTCHER LLP
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A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

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www.gibsondunn.com
August 11, 2008
VIA FACSIMILE AND EDGAR

Direct Dial	Client Matter No.
(213) 229-7793 Fax No. (213) 229-6793	C 03702-00029
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Washington, D.C. 20549-7010
Attention: John Reynolds, Assistant Director

Re:	Apria Healthcare Group Inc.
Preliminary Proxy Statement on Schedule 14A filed July 24, 2008
File No. 001-14316
Dear Mr. Reynolds:
     On behalf of Apria Healthcare Group Inc., a Delaware corporation (the “Company”), we transmit herewith proposed changed pages to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Securities and Exchange Commission on July 24, 2008. By this letter, we respond on behalf of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the letter dated August 5, 2008, relating to the Proxy Statement. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Staff’s August 5, 2008 letter, with the Staff’s comments presented in bold italicized text. Enclosed herewith is a redline which has been marked to show changes from the Proxy Statement as originally filed and, in response to your comment Number 5 below, a copy of the debt commitment letter referenced on page 36 of the Proxy Statement . In addition to addressing the comments raised by the Staff in the August 5, 2008 letter, the Company intends to amend the Proxy Statement to update and supplement other disclosures, to be filed electronically as a definitive proxy statement via EDGAR upon the Staff’s approval of the Company’s responses to the Staff’s August 5, 2008 comment letter.

Opinion of Apria’s Financial Advisor, page 27
1.	We note that several of your analyses are followed by the statement that “[t]he following table presents the results of this analysis.” If each analysis was considered by the financial advisor as implying a valuation of Apria based on comparisons to companies, transactions, and ratios, as applicable, please revise the narrative descriptions to clarify the implied value instead of referring to the tables. For example, it is unclear what, if any, valuation based on trading price was considered given the wide variations in the right-hand column in the table on page 29.
     The Company respectfully submits that the disclosure set forth in the section headed “Opinion of Apria’s Financial Advisor” sets forth the implied present values of the Company’s common stock where the Company’s financial advisor quantified these values in cash on a per share basis in its presentation to the Board of Directors in connection with its opinion. These per share values are set forth under the headings “Illustrative Discounted Cash Flow Analysis” and “Illustrative Present Value of Future Stock Price Analysis” on page 31 of the Proxy Statement. With respect to other analyses set forth in this section of the Proxy Statement, the implied valuations were presented as a comparison based on, for example, the multiples and ratios set forth in the Proxy Statement, and the Company’s financial advisor did not quantify these implied values on a per share basis in its presentation to the Board of Directors. With respect to the table under the heading “Historical Stock Trading Analysis” on page 29 of the Proxy Statement, this table analyzes the consideration to be received by holders of the Company common stock pursuant to the merger agreement in relation to market prices of the Company common stock, and the Company’s financial advisor did not quantify any per share valuation based on these historic trading prices in its presentation to the Board of Directors.
2. Also, we note that the financial advisor performed a discounted cash flow analysis using management projections but it is currently unclear which of the two sets of projections presented on page 34 were used. Please revise accordingly.
     We have revised the disclosure on pages 29, 30, 31, 32 and 33 of the Proxy Statement in response to this request, which we hereby supplementally provide.
3.	Please revise to briefly describe the criteria used to select the comparable companies and transactions. Also, please disclose whether any companies or transactions meeting the selection criteria were excluded from the analyses and, if there were any such exclusions, the reasons for making them.
     We have revised the disclosure on page 29 of the Proxy Statement to describe the criteria used to select the comparable companies and to reflect that the listed companies are all of the companies reviewed by the Company’s financial advisor that met the criteria, which we hereby supplementally provide.
     With respect to the Staff’s request that we describe the criteria used to select comparable transactions and disclose whether any transactions meeting the criteria were excluded, we respectfully submit that the Proxy Statement does not disclose a comparable transactions analysis because the Company’s financial advisor did not present a comparable transactions analysis to the Board of Directors in connection with its opinion.

4.	We note the statement on page 32 indicating that the company assumes no “responsibility if future results are materially different from those forecast.” You also state on page 33 that the projections should not be deemed a representation by the company that it “considered, or now considers, the projections to be necessarily representative of actual future results.” Please note that publicly available financial projections that no longer reflect management’s view of future performance should be either updated or an explanation should be provided as to why the projections are no longer valid. Please revise accordingly.
     In response to the Staff’s comment, although the Company has no reason to believe that the publicly available financial projections no longer reflect management’s view of future performance, such projections may nonetheless not be indicative of future results due to external factors beyond the control of the parties or their respective advisors, including but not limited to changes in the health care regulatory environment, the political climate and/or the competitive environment in which the Company operates. As such, the Company cannot guarantee their continued accuracy.
     We have revised the sentence containing the statement on page 32 indicating that the company assumes no “responsibility if future results are materially different from those forecast.” to read as follows:
     “Because these analyses are inherently subject to uncertainty, being based upon numerous factors and events beyond the control of the parties or their respective advisors, Goldman Sachs does not assume any responsibility if future results are materially different from those forecast.”
     We have also added the following clause after the sentence containing the statement on page 33 that the projections should not be deemed a representation by the Company that it “considered, or now considers, the projections to be necessarily representative of actual future results” to read as follows:
     “due to numerous factors and events beyond the control of such persons, including but not limited to changes in the health care regulatory environment, the political climate and/or the competitive environment in which the Company operates.”
     We hereby supplementally confirm that in the event the financial projections are rendered no longer accurate, the Company will revise and update its disclosure in accordance with applicable law.

Merger Financing, page 35
5.	Please supplementally provide us with a copy of the debt commitment letter referenced on page 36.
     In response to the Staff’s comment, we hereby supplementally provide a copy of the debt commitment letter referenced on page 36 of the Proxy Statement.
Representations and Warranties, page 51
6.	We note your statement on page 51 that investors “should not rely on the representations and warranties contained in the merger agreement as statements of factual information” as they are subject to qualifications and limitations agreed to by the parties. Please note that shareholders and investors are entitled to rely upon disclosure in your filings, including disclosure regarding representations and warranties contained in a merger agreement. Please revise the disclaimer accordingly and consider whether additional specific disclosure of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading.
     In response to the Staff’s comment, we have deleted the sentence on page 51 that contains the statement that investors “should not rely on the representations and warranties contained in the merger agreement as statements of factual information.”
*****
     We very much appreciate the Staff’s expediency and assistance in its review of the Company’s Proxy Statement. Please contact me at (213) 229-7793 with any questions regarding the foregoing responses.
Very truly yours,
/s/ Candice S. Choh
Candice S. Choh
CSC/csc

cc:	Robert S. Holcombe, Apria Healthcare Group Inc.
Andrew Bogen, Gibson, Dunn & Crutcher LLP
James J. Moloney, Gibson, Dunn & Crutcher LLP
Jeffrey A. Le Sage, Gibson, Dunn & Crutcher LLP

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